BlocPower Energy Services 3 LLC

Regulation Crowdfunding

Annual Report

Form C-AR



Table of Contents

Business

Description of Business

This investment is in **Blocpower Energy Services 3 LLC,** a Delaware limited liability company organized on January 4, 2021, ("BPES3" or the "**Company**"), to finance select energy efficiency and renewable energy projects largely in low to moderate income (LMI) urban communities across the United States. The Company is located at 1623 Flatbush Ave, Boc #222, Brooklyn, NY 11210 and its website address is: https://bpes3.blocpower.io/

The Company is a subsidiary of BlocPower LLC ("BlocPower"). BlocPower is a Brooklyn-based energy technology startup rapidly greening American cities. Since its founding in 2012, Blocpower has completed energy projects in more than 1,000 buildings utilizing its proprietary software to save customers between 20-40% on their energy bills each year.

BlocPower is backed by some of the world's top investors, including Kapor Capital, one of Uber's first investors; Andressen Horowitz, an early investor in Facebook, Twitter, AirBnB and Lyft; Eric Schmidt the former Chairman of Google; and The American Family Insurance Institute for Corporate and Social Impact. A subsidiary of BlocPower LLC has an $80 million project level debt facility with Goldman Sachs and Microsoft. In April 2021, NYSERDA, New York's Energy Research and Development Authority, awarded BlocPower and partners $4MM to analyze and electrify houses of worship. The team is also working on providing low-cost wifi to NYC LMI residents. 12 sites have already been set up with broadband internet and over 200,000 residents have been given access to this network. BlocPower was also recently accepted into the New York State Energy Research Development Authority Novel Business Model Development program. BlocPower raised $7.8 million in their Series A in February 2021. BlocPower was selected to the top 100 Global CleanTech companies by The CleanTech Group for 2021, and was ranked in the top 500 of startups according to CrunchBase as of February 2021, and has been extensively covered by the press.

BlocPower, through its subsidiaries, including the Company, aims to sign financing contracts for a total of $70 million of installed asset value by the end of 2022 and is on target to do so with 509 projects in the pipeline for 2022 with a total potential project value of about $150 million (as of April 29, 2022) .   Assuming BlocPower achieves such targets, the company projects an annual recurring revenue of $5.5 million. While BlocPower expects it could achieve EBITDA profitability by the end of 2022, it will prioritize growth. This may require the company using proceeds from investment and operations for the company's growth and incurring operating losses, but will

position BlocPower to take a controlling position in the annual $100B opportunity for energy efficiency improvements in medium-sized buildings, which the company believes are currently underserved by solutions currently in the market.

The Company is one of several subsidiaries created and wholly owned by BlocPower to leverage BlocPower's experience, expertise and proprietary software to own, operate, manage, and finance certain energy projects. For example, BlocPower Energy Services 1 LLC and BlocPower Energy Services 2 LLC, are each special purpose entities (SPEs) having a unique set of designated assets and source of funding. BlocPower Energy Services 3 LLC (BPES3 LLC or the "Company") is similarly structured as an SPE. The Company will focus on projects for single family homes, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+) in New York City, Oakland, Philadelphia, Milwaukee, Washington, DC and other jurisdictions that the Company may, in its sole discretion, pursue future opportunities. The Company has and also intends to invest funds from this offering into energy efficiency and clean energy projects owned by other direct and indirect subsidiaries of BlocPower that are project companies, that is, they hold only project assets ("BlocPower Project Cos") whether through a debt or equity investment. We expect that the Company will be financed primarily by offering crowdfunded securities to open up investments to the general investing public.


BlocPower Public Benefit Corp.
Holding Co. receives VC investment, issues stocks/options/dividends.
BlocPower LLC
100% owned by BlocPower PBC
Operating Co. performs business, hires employees,
signs most SaaS/consulting/service agreements.
BlocPower Energy Services 1A LLC
Construction Warehouse SPE 100% owned by BlocPower LLC, owns WIP project assets for BlocPower ES1 LLC
BlocPower Build Back Better Public Benefit Corp
Holding Co. receives debt and/or investments from BlocPower LLC, Republic, and other sources. Invests debt as sponsor equity into any existing/future SPEs. Repayment backed by projects.
BuildingBloc LLC
60% BlocPower owned construction joint venture
BlocPower Energy Services 1 LLC
Debt Facility SPE 100% owned by BlocPower LLC Signs ESA and EPC agreements for projects, manage term loan and sponsor equity for project finance aggregation.
BlocPower Energy Services 2 LLC
Same as ES1
BlocPower Energy Services 3 LLC
Same as ES1, crowdfunding entity can invest sponsor equity into other SPEs or make loans to BlocPower LLC

Figure 1. Diagram of affiliated BlocPower entities as of 4.29.2022

Business Plan

The Company is close to completing its 3rd crowdfunded raise to fund projects from the BlocPower pipeline. The Company will use the capital, along with the capital from its second recently closed raise, to continue to fund the upfront capital expenditures of such energy efficiency projects. The customers that benefit from such projects will repay such costs through long-term contracts with the Company or other BlocPower Project Cos, generally having a repayment term of 15-20 years. The Company recently closed its first two Raise Green crowdfunding campaigns (closed 5/14/2021 and 2/24/2022) in which an initial 23 energy efficiency upgrade projects were identified for the Company to implement. Of these 23 projects, 10 have already completed construction and 13 have signed energy services agreements. In total, the Company as of 4/29/2022 has 8 operating projects and 2 projects in other BlocPower subsidiaries. The Company plans to continue raising funds to finance energy efficiency and renewable energy projects to expand its business in accordance with its mission of furthering climate resilience for medium-sized urban buildings and LMI communities.

Clean energy project momentum continued for BlocPower throughout 2020 and 2021 as evidenced by approximately $1.3MM of new energy projects constructed, $4.9MM of projects under construction, the closing of an $80MM project level debt facility with Goldman Sachs and Microsoft, and acceptance into the New York State Energy Research Development Authority (NYSERDA) Novel Business Model Development program. In April 2021, BlocPower and partners were awarded $4MM to analyze and electrify houses of worship in New York State. The company has also installed low cost, accessible community wifi in 12 sites across NYC that provides signal coverage to 200,000 LMI residents. In August 2021, BlocPower won a New York City Mayor's Office of Criminal Justice contract aimed at mitigating inner city violence through workforce development programs. Under this contract, over 1000 at-risk community members will be trained and hired by BlocPower to work on energy efficiency and clean energy projects. BlocPower was recently selected in a competitive evaluation by a mid-sized California city looking to electrify. The City of Ithaca has named BlocPower as the sole Project Manager for an electrification program that aims to fully decarbonize the city's building stock. BlocPower aims to decarbonize around 6000 Ithaca buildings in the next 5 years. Doing projects is their top priority and BlocPower was chosen specifically for its ability to provide a full solution platform: technology based design, expert electrification management, community organizing, and finance.

The Market

The primary markets for project origination are the New York metropolitan area, upstate New York, Massachusetts, Wisconsin, and California. BlocPower has operated and the Company plans to operate in these areas. In addition, there are over 100 major cities nationally that have signaled their commitment to aggressive climate change and clean energy goals, which provides additional opportunities for BlocPower and/or the Company to become involved with future project developments. Increasingly, these commitments are taking the form of legal requirements for building owners to undertake energy efficiency and/or clean energy projects. Legally binding emissions reduction standards are being passed across the United States. California, for example, raised its goal for greenhouse gas emissions to 40 percent below 1990 levels by 2030 while Washington D.C has pledged to be carbon neutral by 2050. For this reason, BlocPower sees a continuing and increasing momentum for clean energy builds.

COVID-19

The onset of COVID-19 has highlighted the importance of technologies that help create healthy living environments, with notable focus coming to clean air and air filtration. Air source heat pumps, one of the major energy efficiency upgrades provided by the Company, improve indoor air quality through filtration, and optional UV treatment.

BlocPower has been building remote assessment tools since 2014. BlocPower has developed a color-coded online map that allows building owners and project stakeholders to identify areas of opportunity for clean energy projects. BlocPower's web-based building pre-screening tool enables building owners to sort themselves before coming into the sales pipeline. BlocPower has also developed a deeper questionnaire-based Preliminary Needs Assessment, along with remote walkthroughs and checklists, to reduce the number of site visits required. These tools allow for continued lead generation and project acquisition throughout the pandemic, enabling BlocPower to continue to invest through the crisis. This has yielded a competitive advantage in the market which is expected to continue even after the pandemic has run its course.

Capital Deployment

Proceeds from these securities are intended to be used for the investment into, development and ownership of clean energy and energy efficiency projects, along with ownership of their associated cash flows. Investment will take the form of direct purchase of assets for ownership within the Company, or making equity investments or loans to other BlocPower entities which own similar clean energy assets to the Company. When making loans to other entities, those loans would be subordinate to other debt obligations of those entities.

Products and Services

The Company provides organizations and households with energy efficiency upgrades and renewable energy projects so that they can access efficiency and other benefits of modern heating and cooling systems, improve indoor air quality, and reduce energy costs; all providing an environmentally-friendly way to improve quality of life. The Company will utilize the in-house expertise of BlocPower to seed the market, identify target building customers, oversee the design/construction/maintenance of the projects, originate financings, handle billing, and address customer inquiries. The Company was specifically formed to own and operate a series of energy efficiency and renewable energy projects originated by BlocPower, and intends to also invest in projects owned by other BlocPower Project Cos that are similar.

Types of Energy Efficiency Upgrades and Renewables Installed

These include but are not limited to:
- Air Source Heat Pump Installation / Fossil-fuel fired system conversion
- LED lights
- Monitoring and control systems
- Domestic hot water upgrades
- Insulation and air sealing
- Window replacement
- Low flow fixtures/water saving measures
- CHP (combined heat and power)
- Renewable Energy, including Solar PV / Community Solar
- Battery Storage
- WiFi installation

Equipment Leases Repay Investors

The Company will use the proceeds of this offering to finance the initial capital expenditures for energy efficiency projects. The Company's business model, similar to other BlocPower subsidiaries in which the Company may invest, provides for the return of such investment through monthly payments under long-term leases with the energy efficiency project customers, typically 15 to 20 years in length, making the lease payments for these improvements affordable to the customer. There is generally no requirement for an initial cash outlay from the customer, unless they would like to do so to lower their monthly payment. Typically the leases include flat monthly payments with a low annual escalator. These leases function as an alternative to standard debt. The customer is subject to late fees for any late payments or defaults on payment, and termination payments for cancellation before the end of the contract term.

The Company expects to enter into operating leases and capital leases with its customers. For renewable energy systems, Power Purchase Agreements (PPAs) may be used. The Company expects to keep the form and material terms of such leases and PPAs similar across customers and contracts.

Under an operating lease, the Company owns, operates, and maintains the systems for the customer's benefit, providing what amounts to a full warranty covering all parts, labor and repairs for the duration of the lease. The Company benefits by collecting depreciation on the equipment leased by the customer. At the end of the lease, the customer may purchase the system for the greater of (i) the fair market value of the equipment at the time of the purchase or (ii) the amount set forth in the customer lease, extend the lease, or request the equipment be removed.

Under the capital lease structure, the Company still owns the system, but for tax purposes, the beneficial owner is understood to be the customer. Here the customer is responsible for operations, maintenance, and repairs, but is able to depreciate the equipment on their taxes. Additionally, the customer may purchase the system for $1 at the end of the term, rather than at Fair Market Value.

In both cases, BPES3 structures the leases so it has earned a return on their investment through the end of the term, based on cash flows received, after covering project development fees, operations, and the Company's liabilities to holders of the Notes sold in this offering.

Per the terms of the lease contracts, the customer must provide adequate property insurance to cover the value of the assets placed at their location, and the related lease obligations. If, for example, there is a fire on the premises which damages the assets, the Company will have a contractual remedy to recoup its investment through such insurance policies. All other related insurance coverage is provided by BlocPower under group policies which also apply to its subsidiaries.

Funds drawn in from this offering may also be (i) lent to BlocPower LLC to use as sponsor equity investment into clean energy projects of BlocPower Project Cos over a term of up to 15 years, (ii) used as short-term construction capital for BlocPower Project Cos during project development repaid over the project development/construction period (typically 2-3 months, though could be up to a year or more) and (iii) as equity investments to fund clean energy projects in BlocPower Project Cos where BPES3 takes an ownership position in the other BlocPower Project Co, and residual cash is distributed back to BPES3 in that proportion. BlocPower Project Cos are not operating companies, they only own projects and have no employees or overhead cost, so any money invested in BlocPower Project Cos are only investments in clean energy projects.

Construction capital may be partially or fully repaid when additional capital comes in to fund the project cost of the energy efficient projects. Any capital not repaid may be converted to BPES3's equity ownership in the other BlocPower entity (with dividend rights from said entity) or maintained as a debt obligation to BPES3 (with repayment terms sufficient to cover pro-rata BPES3's debt obligations to its lenders).

Ongoing Maintenance and Performance Guarantees

Operations and Maintenance (O&M) is generally only relevant to upgrades that involve some type of technology or equipment such as heat pumps. Most other energy efficiency upgrades like insulation, electrical upgrades, low flow fixtures, LED lights, and window sealing/replacement do not typically require ongoing maintenance.

The heat pump distributors the Company uses for energy efficiency upgrades will usually offer 10-12 year warranties on the equipment, reducing the risk that customers will not have functioning heating and cooling systems. Under the operating lease structure, the Company provides full coverage for all maintenance and repairs for the duration of the lease. For leases without full maintenance and protection plans included, the warranty from the manufacturer or distributor is the same (10-12 years), but customers are offered an O&M package by the Company at an additional cost. O&M is most often performed by the installation contractor, who will be engaged by the Company through a long term fixed contract. If maintenance is not provided by the Company, it is the responsibility of the customer to ensure the systems are properly maintained. If they do not, and/or the system fails in some way, the customer must still make the required lease payments.

Monitoring

The Company will utilize BlocPower technology and expertise to monitor the systems. BlocPower has worked with manufacturers to set up an O&M process which will provide optimum performance of the systems during the lease period. In order to track real time performance on HVAC systems, BlocPower plans to set up a remote monitoring infrastructure that will relay the real-time performance. This is a WiFi-based interface that will integrate with the heat pumps or other systems to inform BlocPower of the current and past status of the equipment at any time. BlocPower will have the utility account information to review the monthly bills and verify the performance with the utility usage.

Customer Savings

The Company will provide the building owner with itemized estimated operating savings to their building. For energy efficiency, these savings can be substantial — in some cases upwards of 40% or more in raw savings before lease payments. The Company then prices its leases to provide either 10-20% net savings to the customer, or to break even but provide a substantial additional benefit, like improved indoor comfort, improved indoor air quality, or hazard remediation. In most cases, these improvements increase the value of the property, by improving the net operating income of the building, or adding to its marketability.

The Company makes its energy efficiency projects accessible to property owners in all communities, particularly targeting those of low or moderate income, who often have not had good access to financing or upgrades in the past. The Company uses a customized version of community bank-style project underwriting and review procedures, which allows it to deliver individual attention, at a national scale. Community members who sign up can truly pay as they save, while making their buildings greener, healthier, and smarter. Cost reductions can be seen in reduced utility bills of the building owner and/or the tenants, savings on O&M expenses at the building, avoidance of fees or fines, and avoided future capital expenditures on repair or replacement of equipment.

Tracking Carbon Footprint and Impact with Blocpower's IPMVP Protocol

In an effort to accurately assess performance of BlocPower's retrofits, the firm uses a specific measurement and verification protocol on many of its projects. The protocol, referred to as the International Performance Measurement and Verification Protocol (IPMVP), provides an overview of current best practice techniques available for verifying results of energy efficiency, water efficiency, and renewable energy projects. The IPMVP uses "energy conservation measures" (ECMs) as its primary measurement metric category. ECMs include fuel saving measures, water efficiency measures, load shifting and energy reductions through installation or retrofit of equipment, and/or modification of operating procedures. All this Measurement and Verification (M&V) work is centralized in BlocPower's Engineering department, and led by Dom Lempereur, Head of Engineering.

Based on the IPMVP protocols, BlocPower has developed a blockchain based verification system. Robby Greenfield is the key advisor and lead on this project at BlocPower. Robby is President and CEO of Emerging Impact, Co-Founder and Senior Advisor to the Blockchain for Social Impact Coalition, and has a long history of leveraging blockchain technology to manage, track, and analyze social impact projects.

The M&V results, together with the secure way of tracking and accounting for the impact, provide the basis for carbon credits, which can be issued to project investors or property owners. Corporations currently seek out carbon credits, and there is potential for these carbon credits to become more valuable in the future. Blocpower is using this innovative approach to measuring carbon impact on projects selectively which likely will include projects in the Company.

Sales & Customer base

BlocPower's customer base consists of SME (small to midsize building) customers and building owners, property managers, and other building decision-makers.

BlocPower has been completing energy efficiency projects across New York State for the past 8 years and has built long lasting industry relationships with the NYC Housing Authority, NYSERDA, NYC Mayor's Office, Con Ed, and National Grid, as well as PG&E and Exelon outside the New York area. BlocPower is focused on serving the nearly $100 billion energy efficiency annual opportunity and is expanding pilot projects across America in cities such as Philadelphia, Oakland, Milwaukee, Boston, and Washington D.C. Target cities generally are those with a prevalence of multifamily buildings and where strong partnerships have developed with community, government, or utility organizations such as Metro IAF, the Philadelphia Energy Authority (PEA) , or National Grid.

The Company will employ BlocPower's strategies for generating leads to SME (small to midsize building) customers and building owners, property managers, and other building decision-makers by leveraging Google Ad Words, LinkedIn and email marketing, phone banking, and outreach to faith-based real estate owners (e.g., the Catholic Church, the single largest property owner in Chicago, and many other cities), real estate industry owner associations, houses of worship and non-profit anchor institutions, targeted neighborhoods, elected officials, community-based organizations, and through the creation of Community Advisory Boards to advise on customer acquisition.

Customers for building retrofits and renewable energy projects can be generated through proprietary software, BlocMaps and BlocTarget, which identify pockets of energy inefficiency. Projects also come to BlocPower by word of mouth referrals and municipalities self identifying target communities. The current processes have generated a pipeline of 509 projects possible for 2022 with a total potential project value of over $150 million (as of April 29, 2022) .

The 23 Projects' Building Customers

23 specific projects out of BlocPower's project pipeline have been identified as targets to be owned and operated, or invested in, by the Company. These projects, located in California, New York, Vermont, New Jersey, Wisconsin, and Portland Oregon have an estimated total installed cost of $1,176,800. **The Marc Drive, Putnam Ave, Saddle Ridge Rd, Marshal St, Galleon St, Stowe St, NE Grand Ave, 48th St, Prospect Ave, and West 129 St projects** below have already completed construction and are generating revenue for the Company. Actual additional projects will be selected in the context of this crowdfunding campaign from a pool of qualified projects based on which sign Energy Services Agreements first, and the amount of funds available from the raise.

Location	Estimated Cost	Status	Scope of Work
1108 Marc Drive, Long Island, NY (Completed)	**$21.0K**	**Operating**	**Air Source Heat Pump**
14 Saddle Ridge Road,Ossining, NY (Completed)	**$44.8K**	**Operating**	**Air Source Heat Pump Insulation Boiler removal**
65 Putnam Ave, Brooklyn, NY (Completed)	**$54.1K**	**Operating**	**Air Source Heat Pump**
6306 Marshal St., Oakland, CA (Completed)	**$15.9K**	**Operating**	**Mini Split HVAC Smart Thermostat Attic Insulation Air Sealing Wall Insulation LED lighting**
3221 Helen St., Oakland, CA	$15.3K	Construction	Mini Split HVAC Smart Thermostat Attic Insulation Air Sealing Wall Insulation LED lighting
707 Brockhurst St., Oakland, CA	$25.5K	Construction	Air Sealing Attic Insulation Wall Insulation Mini Split HP HVAC + smart

			thermostat HP Water Heater Floor Insulation LED lighting Oven/Stove Fuel Switching
7762 Outlook Ave., Oakland, CA	$20.8K	Construction	Air Sealing Attic/Wall Insulation Floor Insulation LED lighting HP Water Heater Mini Split HP
118 Galleon St., Marina Del Rey, CA (Completed)	**$23.3K**	**Operating**	**Air Source Heat Pump**
93 Stowe St., Waterbury, VT (completed)	**$42.9K**	**Operating**	**Air Source Heat Pump**
3911 NE Grand Ave., Portland, OR (completed)	**$21.5K**	**Operating**	**Air Source Heat Pump**
202 48th St., Union City, NJ (completed)	**$20.4K**	**Operating**	**Air Source Heat Pump**
West Center Street, Milwaukee, Wisconsin	$47.6K	Construction	HVAC Electrical Duct Work
Union St. Oakland, CA	$58.8K	Construction	Air Source Heat Pump Replace Windows Air sealing, Weather Striping Electric Induction Oven/Stove Attic/Wall Insulation
486 36th Street, Oakland, CA	$172.6K	Construction	Roof Replacement Lead Paint & Mold Remediation Insulation/Duct Air Sealing Air Source Heat Pump LED Lighting
32 Mount Joy Place, New Rochelle,	$77.9K	Construction	Air Source Heat Pump

NY			
1224 Pacific Street, Brooklyn, NY	$253K	Construction	Air Source Heat Pump
West 129 Street, New York, NY (completed - Equity Investment in Sister Entity)	**$51.9K**	**Operating**	**Air Source Heat Pump**
1224 Pacific Street, Brooklyn, NY	$70.7K	Construction	Air Source Heat Pump
1224 Pacific Street, Brooklyn, NY	$65.5K	Construction	Air Source Heat Pump
106 Sunnyside Drive, San Leandro, CA	$77.5K	Construction	Heat Pump Water Heater Mini Split Heat Pump Air Sealing Attic Insulation Wall Insulation Window Replacement Door Replacement Electric Panel Upgrade Electric Dryer Electric Washer
2104 Woodbine, Oakland, CA	$38.9K	Construction	Mini Split Heat Pump Heat Pump Water Heater Wall Insulation Floor Insulation Attic Insulation LED Lighting Electric Panel Upgrade Window Replacement
5706 Picardy Oakland, CA	$31.5K	Construction	Mini Split Heat Pump Air Sealing Floor Insulation Wall Insulation Attic Insulation New Windows
Prospect Avenue, Brooklyn, New York (completed - Equity Investment in Sister Entity)	**$46.1K**	**Operating**	**Air Source Heat Pump** **Heat Pump Water Heater**

Figure 2. 24 Projects identified for the Company some of which are already operating (as of April 29, 2022). The Company in its discretion may replace any of these projects if needed.

Project Review & Underwriting Process

Each customer's project will go through three levels of financial evaluation before moving forward already established at BlocPower and used in BlocPower and its other subsidiary companies. The process leverages the expertise of BlocPower LLC, and has been refined over its eight year history with the assistance of the firm's network of financial advisors, partners, and capital providers. It includes:

- Preliminary screening, which looks at high level feasibility and ballpark savings;
- Project financial analysis, which yields accurate project costs and energy savings; and
- Underwriting Review, where detailed project and customer information is gathered, then utilized to form a final recommendation for approval, modification, or denial.

Key areas of the Underwriting Review process:

1. Construction Budgeting
2. Project Capital Structure analysis
3. Technical underwriting review: Contractor, Ongoing Operations, warranty of equipment and workmanship, equipment, incentives available to the project
4. Project Financial fundamentals: Revenues and expenses, project and property owner debt service coverage ratios, property owner debt-to-equity ratios
5. Customer Agreement requirements including credit quality, and financial statements review
6. Project Threshold requirements, including but not limited to net savings for the customer, security in the project, approved manufacturer, minimum debt service coverage, warranties vs term of Crowdfunding Note

Materials Collected:

- The BlocPower Energy Service Agreement (ESA): effectively a lease or PPA, signed for a set term.
- Proof or attestation that the customer owns the property on which project installed; no apparent outstanding judgements or violation of applicable law are evident.
- Standard financials (at least two years income statement/balance sheet)
- Tax return (at least one year, to match financials; tax returns may be substituted for financials at the Company's discretion)
- Rent roll (at least current year and prior year, to look for vacancy)
- Recent property appraisal either through the mortgage or comparable properties
- List of code, Department of Buildings, or other violations, if any

- Business credit report (Experian, D&B, Equifax, etc.)
- 12 months of utility bills evidencing the customer's rate and any late payments
- Attestation that customer has not filed for bankruptcy or involuntarily entered into bankruptcy in the past three years
- Appraisal, market valuation, or materials that will support BlocPower's independent appraisal
- Mortgage statements for the property

Using the financial statements and mortgage/debt records, the Company will calculate the customer's ability to repay its debt obligations, using a Debt Service Coverage Ratio (DSCR). This is calculated as the building's EBITDA (earnings before income tax depreciation and amortization) divided by all debt obligations, including the mortgage and the equipment lease for the project. The Company will accept personal or corporate guarantors if the DSCR is tight, or the building cannot meet the obligations on its own. The income and obligations of these guarantors will be included in a global DSCR calculation. The Company will factor the expected net energy savings into the global DSCR calculation, as they should reduce operating expenses. In general, global DSCR will not be less than 1.20x without significant mitigation.

Using the property valuation, along with the mortgage/debt records, the company will determine the net worth of the property. This is calculated by subtracting the amount of debt at the property from its total market value. In general, if the net worth is less than 20% of the total market value, the project will be rejected, unless significant mitigation is provided.

The overall building, customer, and project review process may be modified from time to time, and as each project is unique, will be approved on a case by case basis. Based on the situation certain materials may or may not be collected, and/or supplemental materials may be required.

Service Providers & Supply Chain

The Company and/or BlocPower will hire technical experts to design, permit, procure equipment, build and oversee the projects. The Company will utilize BlocPower's internal Engineering / Construction Management team of twelve people. This team is in charge of curating a qualified list of technical experts/installers and equipment quality, participating in the design and pricing, developing the scope with client and contractor, overseeing third-party contractor construction, and ongoing maintenance. The availability of equipment and contractors for projects is not considered a supply bottleneck.

The Construction Management team review of contractors includes review of historical projects, licenses, insurance, permits, qualitative and quantitative qualities; individual regional contractors handle designs, permits, construction checklist, permit checklist, and inspection before closing. BlocPower already has established many successful relationships with contractors that will be leveraged for the Company's projects. Below are Contractors already identified for several projects; additional contractors may be selected as the Company sees fit.

Oakland Contractor

The contractor for the Oakland projects is Energy Conservation Options, an independent, woman-owned and trade-licensed firm offering commercial and industrial energy management and implementation services. Their goal is to develop people and jobs to facilitate the mass distribution of energy efficient technologies to improve the quality of life and our environment in all communities.

Marina Del Rey Contractor

The contractor for the Marina Del Rey projects is Grand Heating and Air. They have been serving the Los Angeles area's air conditioning and heating needs for the past 71 years. Their factory-trained technicians provide the expertise needed to serve both residential and commercial customers.

New York Contractors

The company has access to over 50 contractors who serve the New York area. Preferred contractors for the New York projects include the national winner of Energy Star's Home Performance Contractor of the Year award, a NYSERDA certified contractor with 40 years of HVAC experience and at least one Daikin Preferred ASHP contractor.

Portland Contractor

GreenSavers USA is the contractor for BlocPower's Portland project. GreenSavers USA is a B Corp contractor, legally required to consider the impact of their decisions on clients, workers, suppliers, the community, and the environment. For the last six years in a row, the U.S. EPA and U.S. DOE chose GreenSavers as Contractor of the Year because of their contributions to energy efficiency. In just the last 12 months, GreenSavers clients completed projects that saved enough energy to power more than 90 homes for a year.

New Jersey Contractor

The contractor for BlocPower's New Jersey project is Prestige Air Heating and Cooling, a family-owned and operated business who for the past decade has been committed to providing the community with high-quality HVAC services. A BBB accredited business, Prestige Air Heating and Cool employs NATE (North American Technician Excellence) and EPA certified technicians to conduct HVAC installations.

Vermont Contractor

Bourne's Energy is the contractor completing the installation for the Stowe St. project. A family-owned and operated business, Bourne's Energy has over 70 years of experience serving its customers. Bourne's Energy operates several locally managed offices throughout northern Vermont.

Wisconsin Contractor

Action Heating and Cooling is the contractor completing installation for West Center St. For over 36 years, Action has provided both residential and commercial heating and air conditioning services and solutions for customers throughout Milwaukee and Southeastern Wisconsin. Since 2006, Action Heating & Cooling has been an accredited member of the Better Business Bureau and maintained an A+ rating. They are also State of Wisconsin, Supplier Diversity Program, WBE (Woman-Owned Enterprise) Certified.

Competition

The Market

The market for energy efficient upgrades is highly fragmented. The Company's, and BlocPower's, competitors are energy auditing non-profits, HVAC equipment manufacturers, HVAC equipment installers, and engineering firms. BlocPower and its subsidiaries distinguish themselves by supplying a one stop, turnkey, tech-enabled service that allows BlocPower to operate at scale.

BlocPower transforms a fragmented, high touch, expensive, low volume incumbent process into a turnkey, digital, high volume operational process.

Over its eight year existence BlocPower has leveraged its clean energy expertise and industry relationships to grow brand recognition. BlocPower was recently selected to the [top 100 Global CleanTech](#) companies by The CleanTech Group for 2021.

Two companies that operate in a similar space to the Company and BlocPower are Carbon Lighthouse and Sparkfund. Both companies work on larger commercial buildings, while BlocPower and the Company work primarily with the smaller "mid-sized" building category, from 5,000 Sq Ft - 100,000 Sq Ft.

Unique Selling Proposition of the Company

The Company will utilize BlocPower's unique position within the energy efficiency market. BlocPower has spent four years and over $4MM developing a digital building analysis platform. While traditional engineering firms rely heavily on expensive, time consuming energy audits which don't work for mid-sized buildings, BlocPower's technology provides accurate scopes of work remotely without having to do deep energy audits. Additionally, the company put its project financing facility into operation in January 2021 that enables BlocPower to move forward expeditiously with projects. Taken together, BlocPower and the Company can provide turn-key, no money down energy efficiency improvements to cities across the US.

BlocPower prides itself on competitive advantages which include:
- Information technology - the company has created several proprietary platform applications including:
  - A pre-screening tool, to identify buildings with high feasibility for electrification and energy efficiency projects.
  - A virtual site-assessment tool, which allows them to remotely and cost-effectively develop scopes of work for energy efficient projects.
  - A buildings database containing data sets of tens of thousands of buildings nationwide, which powers pre-screening and assessment tools.
  - Workflow management tools
  - Financial optimization models, to provide energy savings optimized project quotes to customers.
- Community relationships - The team's founders come from the world of community organizing and politics. They have long-standing relationships with utilities, real estate industry trade associations, labor unions, municipal governments, nonprofits,

and retail industry organizations. These relationships give access to customers, custom incentives, regulatory strategy, and financing support.

Directors, Officers, and Employees

BlocPower Public Benefit Corporation (BPPBC) owns BlocPower LLC, which is the sole member of the Company. The Operating Agreement identifies one Manager who will serve as Director, and three Officers to manage the day to day operations of the Company, all employees of BlocPower LLC.

BPPBC is the ultimate parent company of the BlocPower affiliates, which acts as an investment holding company, receiving investments, but having no employees. BlocPower LLC is a wholly owned subsidiary of BPPBC, and is the main operating company, hiring employees and maintaining relationships with building customers and contractors. All operations of the Company will be managed by BlocPower LLC under an exclusive management agreement.

Officers

Donnel A. Baird

    Title: Chief Executive Officer

    Dates of Service: January 4, 2021 to Present

    Other Positions:

    Company: BlocPower LLC and BlocPower Benefit Corporation

    Title: Chief Executive Officer

    Dates of Service: 2012 to Present

    Donnel Baird is the founder and CEO of BlocPower, a clean tech startup based in New York City that develops portfolios of clean energy retrofit opportunities in underserved communities, and connects those opportunities to investors seeking social, environmental and financial returns. Donnel spent three years as a community organizer in Brooklyn and one year as a voter contact director for Obama For America. While managing a national

Change to Win/LIUNA campaign, Donnel leveraged Dept. of Energy energy efficiency financing to create green construction jobs for out of work populations. He partnered with the Washington Interfaith Network to generate a $100m government investment in underserved communities in the District of Columbia. Donnel currently sits on the Board of the Sierra Club Foundation as well as the Small Business Advisory Board of the New York Federal Reserve Bank and Entrepreneurship Board of Columbia Business School. Donnel has a B.A. from Duke University and an MBA from Columbia Business School. Baird grew up in Bedford-Stuyvesant Brooklyn and is a perpetually exasperated Knicks fan.

Keith L. Kinch

Title: Chief Operating Officer
Dates of Service: Jan 4, 2021 to Present

Other Positions:
Company: BlocPower LLC
Title: General Manager
Dates of Service: 2015 to Present

In his roles at BlocPower, Keith plans, coordinates, and manages all business operations to achieve corporate goals which include developing and implementing business plans for profitability. Keith assists in budget preparation and expense management, evaluates marketing programs, and develops strategies to improve overall quality and productivity. Managing employees includes communicating business updates/recommendations, handling employee issues and guidance, ensuring staffing needs are met, training, and compliance with firm policy.

Prior to joining BlocPower, Keith managed the largest solarize programs in New York, persuading over 200 low-income households in New York City's poorest neighborhood to finance and install solar PV on their homes. Keith also served as the lead for community engagement and retrofitted 500 multifamily buildings in Brooklyn under the NYC Mayor's Office of Sustainability Community Retrofit NYC program. Keith's community involvement extends to his work as a Deputy Field Director for Organizing for America in New York State, an arm of the Democratic National Committee. Keith was awarded the Brooklyn Botanical Gardens Sustainability Award for his work in New York City, and his Solarize project was featured on PBS Newshour. Keith also serves as a Board Trustee for the Brooklyn Hospital Center. Keith has a B.S. in criminal justice from John Jay College of Criminal Justice and an MBA from American InterContinental University.

Cullen C. Kasunic

Title: Chief Financial Officer

Dates of Service: Jan 4, 2021 to Present

Other Positions:

Company: BlocPower LLC

Title: Head of Finance

Dates of Service: Jan 2019 to Present

Company: Kasunic Consulting

Dates of Service: February 2014 - February 2019

Company: Public Service Electric & Gas

Title: Senior Solar Loan Underwriter - Contract

Dates of Service: March 2017 - February 2019

Cullen is the executive responsible for all finance-related issues for the BlocPower companies. He is the lead in the establishment, operation, and expansion of company project finance capacity, including overseeing the formation and operation of the financing subsidiaries. Cullen manages team activity in regards to accounting, project underwriting, corporate finance, and project finance. A key focus for Cullen is integrating financing into the fabric of the company through engagement with sales and software teams.

In 2009, Cullen led the development of Wind Analytics, an innovative wind energy assessment process. In 2013, he went on to co-found United Wind, the first company to successfully offer no-money-down distributed wind turbine financing to the market. At Kasunic Consulting, a project finance and consulting practice, Cullen's work focused on growing businesses in renewable energy, efficiency, and clean technology. Here, he led a small team guiding energy companies such as Sealed, Optimus Technologies, and Energetic Insurance in the development of their project financing programs. This yielded over $35MM of first-run project finance capital for clean energy startups in New York, including participating in two transactions with the New York Green Bank. Kasunic Consulting also assisted project finance investors, including Generate Capital and several angel investors, in their investment evaluation, as well as a 2-year engagement with a major NJ Utility company, PSEG, underwriting large commercial solar loans. Projects have spanned solar, wind, energy storage, biodiesel, biomass, EV charging, and innovative financing for energy efficient residential and commercial projects. Cullen has a B.A. in geography from the University at Albany, and a technology-entrepreneurship focused MBA from Rensselaer Polytechnic Institute.

Director

Cullen C. Kasunic

> Title: Manager, Board of Directors
> Dates of Board Service: Jan 4, 2021 - Present
>
> Other Position at Company:
> *Title:* Chief Financial Officer
> Dates of Service: Jan 4, 2021 to Present
>
> Principal Occupation: Head of Finance for BlocPower LLC
> Dates of Employment: January 2019 to Present
> Responsibilities: Manage all finance related activities for all BlocPower companies.

Other Key Staff and Management

(All employed at BlocPower LLC)

Jon Moeller

Title: COO

Previously Jon was CEO and board member at MACH Energy, a sustainability SaaS provider for commercial buildings, with nearly half a billion square feet using the system. MACH was sold to a PE-backed strategic buyer. Jon spent a decade of investment banking and corporate finance at Banc of America Securities, Cowen and StorageTek, completing ~$20B in transactions including IDD deal of the year. He is a longtime affordable housing supporter and currently on the development committee for an affordable housing project in San Francisco looking to build 50-100 additional units. Jon has an MBA from NYU and a BSc from University of Northern Colorado.

Grace Park-Bradbury

Title: General Manager West

Grace Park-Bradbury leads operations at BlocPower, where she is responsible for business development, sales operations, performance management, and tracking. While serving as the Marketing Manager of EnerNoc, Grace led strategic markets for the California market, supporting electric grid stability through the reduction of demand during critical energy periods. Throughout her seven year stint as Principal of Strategy and Business Development for Oracle, Grace led SaaS deployment and Big Data analyses for utility clients servicing over four million meter endpoints for smart grid/advanced metering infrastructure (AMI) deployments. Grace has a long history of aligning corporate strategy and delivering results as is evident through her time as the Chief of Staff at Mosaic and Senior Manager of Strategy and Operations for SunRun. Grace has a degree in English from The University of California at Berkeley and Cardiff University.

Dom Lempereur

Title: Head of Engineering

Dom Lemperuer leads the BlocPower engineering department. Over 25 years, Dom has developed, performed, and managed energy assessments for 6,000 buildings, totaling over 200 million square feet. Dom served as the lead for KW Engineering under NYSERDA's Real-Time Management Energy Program and managed workforce development for the Community Retrofit NYC program. He also served as an advisor to the NYC Mayor's Office "80 by 50" Technical Working Group which identified citywide pathways to achieve NYC climate change goals, ensuring safe, reliable, and affordable energy. He has been selected by the US Green Buildings Council to join their Building Electrification working group. Dom has a Master's Degree in Energy and Environment from the University of Bordeaux and a Bachelor's Degree in Applied Physics from the Lille 1 University of Science and Technology.

Jose Contreras

Title: Tech Lead

Jose Contreras leads technology and software development at BlocPower. Jose grew up in Lennox, CA an incorporated part of LA County where he developed a passion for tinkering with electronics and building things from a young age. With the support of the Young Eisner Scholars program, Jose attended a prep school and started to code in middle school. Jose went on to the School of Engineering and Applied Science at Columbia University where he became more acutely aware of systematic disadvantages that communities like the one he came from had and realized that he could do something about it. Shortly after graduation Jose joined

BlocPower and has been leveraging his skills and knowledge in computer science, software development, and technology in pursuit of enabling access to energy efficiency and sustainability with BlocPower.

Current Employees

As of April 29, 2022, BlocPower LLC had 67 employees. There are 65 full-time employees. BlocPower Energy Services 3 LLC will not employ any employees directly.

Capital Structure and Ownership

Capital Structure



BlocPower Public Benefit Corp.
Holding Co. receives VC investment, issues stocks/options/dividends.
BlocPower LLC
100% owned by BlocPower PBC
Operating Co. performs business, hires employees, signs most SaaS/consulting/service agreements.
BlocPower Energy Services 1A LLC
Construction Warehouse SPE 100% owned by BlocPower LLC, owns WIP project assets for BlocPower ES1 LLC
BlocPower Build Back Better Public Benefit Corp
Holding Co. receives debt and/or investments from BlocPower LLC, Republic, and other sources. Invests debt as sponsor equity into any existing/future SPEs. Repayment backed by projects.
BuildingBloc LLC
60% BlocPower owned construction joint venture
BlocPower Energy Services 1 LLC
Debt Facility SPE 100% owned by BlocPower LLC Signs ESA and EPC agreements for projects, manage term loan and sponsor equity for project finance aggregation.
BlocPower Energy Services 2 LLC
Same as ES1
BlocPower Energy Services 3 LLC
Same as ES1, crowdfunding entity can invest sponsor equity into other SPEs or make loans to BlocPower LLC

Figure 4. BlocPower Entities as of April 29, 2022.

BlocPower LLC owns 100% of the economic and voting interest of the Company. BlocPower Public Benefit Corporation owns 100% of the economic and voting interest of BlocPower LLC. As of April

29, 2022, Donnel Baird, the Co-Founder and CEO, is the only beneficial owner of BlocPower Public Benefit Corporation controlling more than 20% of the voting interest of BlocPower Public Benefit Corporation.

Because the Note offering is a debt security and not an equity security, the Note offering will not affect any of the voting or economic interest of any of the BlocPower entities.

Indebtedness

The Company has the following debts

Creditor(s) March 1, 2022	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Climate Impact Notes	$1,007,150[1]	5.50%	May 16, 2033	Annual coupon payments, amortizing
Climate Impact Notes - 2nd Offer	$1,010,000[2]	5.50%	March 23, 2034	Annual coupon payments, amortizing

Exempt offerings within the past three years

The Company has issued two exempt debt offerings through section 4(a)(6) of the Securities Act with Raise Green. The first was from March 8, 2021 to May 14, 2021. $997,250 of funds were raised plus securities issued to Raise Green to total $1,007,150 in debt securities issued to 263 investors.

The 2nd Offer launched on January 18 , 2021 and closed on February 24, 2022. At the time of this filing, the $1,000,000 of trade commitments were still in the process of settling. The Company

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[1] The debt obligation includes $997,250 from funds raised from 262 investors plus $9900 in securities issued to Raise Green as part of fees paid.
[2] The debt obligation includes $1,000,000 from funds raised plus $10,000 in securities issued to Raise Green as part of fees paid. Note: the amounts listed here are estimated; this 2nd Offer is still in the process of settling at the time of this filing

anticipates to have raised funds of $1,000,000 plus securities issued to Raise Green to total $1,010,000 in debt securities.

Terms of the Offering In Progress

Summary

Set forth below is a summary of the terms pursuant to which **BlocPower Energy Services 3 LLC** intends to offer (the "Offering") certain **Senior Unsecured Climate Impact Notes ("Notes"). The Offering closes April 30th at 11:59PM.**

Climate Impact Notes - 3rd Offering

Minimum Investment $100 with Incremental Principal Amounts of $50

Minimum Target Offering Amount of $25,000, and up to a Maximum Offering Amount of $2,000,000

5.50% Annual Interest Rate

Annual Payments of Principal and Interest

Offering Period: March 8, 2022 to April 30, 2022

Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is 12 years from the Issuance Date (the "Maturity Date"), May 1, 2034

Minimum Investment

The minimum investment for this Offering shall be $100 and additional amounts may be invested in increments of $50 thereafter. Payments of interest and principal shall be made each year in accordance with the terms set forth below. Upon the expiration of the term of the Note, all accrued, but unpaid interest, together with the remaining principal amount, shall become due and payable.

Principal

Principal is the original amount of debt the investor purchases. Interest accrues on the principal amount that has not yet been repaid. As principal is paid down each year, the interest due will be calculated based on the remaining principal outstanding.

Interest Rate

Each Note will bear interest on the outstanding principal at a rate of 5.50% per year based on the actual number of days elapsed. Interest accrues daily beginning on the Issuance Date and continuing until the Maturity Date.

Annual Payments

The investor will receive an annual payment of principal and interest each year during the Term on May 1 (prorated, as appropriate, for any partial months based on the Issuance Date of the Notes) and if not a business day, the next business day. For example, if an Investor makes an initial hypothetical investment in a Note for $300 - the payment will be approximately $35 every year and will consist of principal being paid back and accrued interest from the previous year.

Rank and Limitation on Liens

The Notes are unsecured and unsubordinated obligations of payment of the Company; that is, there are no existing debt obligations of the Company that would get paid ahead of the Note holders. As a result of being unsecured, in the event of a liquidation of the Company, the holders of the Notes will have a junior position to claims from trade creditors and taxing authorities.

While the Notes are outstanding, the Company will not permit or create any liens on its assets other than liens for the purchase price money liens of/for future property acquired in the ordinary course of business, or those associated with contractors during project construction.

Financial Covenants

The Company will maintain, at all times, a minimum of six months debt service in cash or cash equivalents in its operating accounts. The Company shall only dividend cash to its parent company at a point in time when it has the minimum six month debt service reserve in its operating accounts and has a minimum debt service coverage ratio of 1.2x.

The Company will use no more than 40% of funds raised for loans or equity investments to other BlocPower Project Cos.

Optional Prepayment

The Company shall have the right, at its option, to repay, in whole or in part, the Notes at any time and from time to time prior to the Maturity Date. Each such prepayment will consist of (i) outstanding principal subject to such prepayment, (ii) accrued and outstanding interest on such principal subject to prepayment, and (iii) **a prepayment penalty equal to 5% of the outstanding principal subject to such prepayment**. To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes.

The Company shall make best efforts to provide notice of at least 15 days in advance of any prepayment event.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Company. **The Company will also pay Note Holders a prepayment penalty as described above**. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Events of Default and Remedies

The occurrence of any of the following events shall constitute an event of default in the Notes (an "**Event of Default**"): (i) the Company is past due on payment of principal or interest for a period of five (5) days or more (ii) the Company has breached a covenant and failed to cure such breach in thirty (30) days; (iii) any representation or warranty of the Company was untrue when made (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable.

Upon the occurrence and during the continuance of an Event of Default, Holders may petition the Company for the Notes to become due and payable immediately. If the Company receives such petitions from Holders owning more than 30% of the outstanding principal of the Notes, Company shall pay all outstanding principal and interest on the Notes without further demand. Upon the occurrence and during the continuance of an Event of Default, interest will accrue at 7.5%.

Description of Securities

The Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments as a result of the Company's growth or income. However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the Notes would get paid prior to any payments related to an equity interest, but the holders may not be repaid in full depending on how much cash the Company has. All of the Company's equity interests are owned by BlocPower LLC and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the debt holders in the liquidation of bankruptcy.

There are no other classes of debt securities of the Company. In the future, the Company may issue additional debt securities. Any such additional debt securities would either be subordinate to the Notes (i.e., second in right of payment) or pari-passu with the Notes (i.e., paid in the same rank as the Notes). In the future as well, the Company may engage tax equity financing in connection with certain solar transactions, which may result in additional payment obligations, which should be subordinate but may require a delay in execution of some of the Borrower's remedies in event of default.

Limitation on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the Noteholders would have certain voting rights as unsecured creditors. BlocPower LLC has 100% of the voting rights of the Company.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered

Blocpower LLC has all of the voting equity of the Company and is the sole member of the Company. Accordingly, Blocpower has the sole ability to control the day-to-day operations of the Company, including but not limited to additional financings, that could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Transactions with Related Persons.
The Company has engaged in the below related party transactions to date (as of 4/21/2022)

Entity Name	Relationship with Company	Nature of Transaction	Entity's Interest or Amount in Transaction
BlocPower LLC	Parent Company	Loan for LLC in St. Gregory	$50,131.26
BlocPower LLC	Parent Company	Loan for LLC in 69-17 68th - Equipment	$26,772.82
BlocPower LLC	Parent Company	Loan for LLC in KEPC	$3,750.00
BlocPower LLC	Parent Company	Loan for LLC in 1462 Loring	$84,728.28
BlocPower Energy Services 1 LLC	Sister Company	Equity Investment in Memorial UMC	$122,194.84
BlocPower Energy Services 1 LLC	Sister Company	Equity Investment in Cornerstone Parsonage	$6,050.00
BlocPower Energy Services 1 LLC	Sister Company	Equity Investment in First Presbyterian	$286,670.00
BlocPower Energy Services 1 LLC	Sister Company	Equity Investment in Union UMC	$72,208.00
BlocPower Energy Services 2 LLC	Sister Company	Equity Investment in 654 Manida	$32,250.00
BlocPower Energy Services 2 LLC	Sister Company	Equity Investment in 563 Prospect Avenue	$33,100.00

BlocPower Energy Services 3 LLC reserves the right to make equity investments in the BlocPower Project Cos and make loans to BlocPower LLC to use as sponsor equity investment into BlocPower Project Cos, in each case, to be used for clean energy projects. These equity investments will help fund clean energy and energy efficiency projects that will be supported by customer lease payments. Projects in other BlocPower Project Cos are backed by 1.2x debt service coverage ratios and underwriting criteria sponsored by Goldman Sachs and Inclusive Prosperity Capital.

As with any loan, there is always a risk that the borrower will not repay the loan. If BlocPower LLC were to borrow from the Company, it is incentivized to repay the loan because a default under that loan would result in a cross default of BlocPower LLC's other debt facilities.

The Company will be charged by BlocPower, an annual fee paid up to the parent to cover insurance, software, banking, accounting and other costs incurred by the parent on behalf of the Company included in the management services agreement. BlocPower otherwise is paid by dividends from the Company, after all debt service and expenses are paid. Project assets are determined based on book value of the projects i.e. the cost to build.

Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Transactions with related parties may or may not be done at fair market value.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has Closed (Close Date), the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The Notes may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 1. After the one year period, any transfer or sale of the Notes must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items.

Valuation Methodology

The Notes are a debt instrument and are, therefore, valued based upon their respective original principal amounts and relevant interest rate for comparable securities. Given these are private securities, unlike the public markets, comparables can be challenging to identify. As a result, the Company generally expects a premium to the 10 year U.S. government Note (2.902%), and a premium over the consumer 15 year fixed mortgage rate (4.6%). While US government securities have no credit and prepayment risk like the Notes, they serve as a base comparison for 10 to 15 year fixed income securities.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. BLOCPOWER ENERGY SERVICES 3 LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Statements for Fiscal Year 2021

Financial statements provided here in Appendix 2 are prepared in accordance with U.S. generally accepted accounting principles and cover the period from the time the Company was formed on January 4, 2021 until December 31, 2021. BlocPower Energy Services 3 LLC has met all of its financial commitments per the terms in its previous raises including but not limited to: has not defaulted, has kept six months of cash reserves, has not paid a dividend up to the Parent, and has not created any liens on its assets.

Revenues

As of 4/29/2022, the Company is receiving revenue from ten projects: Marc Dr., Putnam Ave., Saddle Ridge Rd., Marshal St., Galleon St., Stowe St., NE Grand Ave., 48th St., West 129 St, and Prospect Ave.

Company revenues may be from both capital and operating lease payments for energy efficient upgrades and potentially from leases, PPAs, or other similar renewable energy contracts with building customers. The projects generating these revenues are either directly owned and operated in the Company or from ownership of projects owned and operated in other subsidiaries. As of April 29, 2022, the Company is on track to meet revenue goals for 2022.

On average, once a lease is signed, projects (sized based on the current pipeline) can be fully operational and ready to generate lease payments within 2 months. Operational challenges to any particular project's implementation -- from due diligence through to billing customers -- can always exist with a project; however, the Company will be leveraging BlocPower's nine years of experience with over 1,000 projects completed. Included as well is access to current staff and departments, a fully vetted pipeline of projects and a fiscal position to continue growing talent and capabilities.

The leases are generally for a term of 15-20 years. The total lease costs project cost generally range from $15,000 to $200,000, with monthly payments for the customers ranging from $40 to $2,100. Depending on how much the Company raises in its still-in-process crowdfunding raise, the Company could have as many as 122 projects completed by the end of Q1 2023, generating an annual revenue starting in 2022 of $552,767 across the subsidiaries (BPES3 and other BP subsidiaries) in which they operate.

Annual Expenses

- Operations and Maintenance -
  - **For operating leases** - the Company pays for Operations and Maintenance; this cost is locked in by contract at the time of the project installation, typically handled by the Installer.
    - The contract locks in a flat expense plus escalator.
    - For capital leases - no cost to the Company - customer pays directly for the Operations and Maintenance contract
  - **Unscheduled Maintenance** is budgeted to account for any force majeure
- **Management fee -** annual fee paid up to the parent to cover insurance, software, banking, accounting and other costs incurred by the parent on behalf of the Company; included in the management services agreement.
- **Annual Debt Service Payments** - these fixed payments related to the Notes are paying both interest and principal annually

Lease Default Reserves
- Generally, BlocPower forecasts low default risk
  - Building customers are vetted for historical payment performance
  - Low lease monthly lease payments seek to provide net lower energy costs to a building putting them in a better financial position to pay
  - Building owners generally prioritize payment of utility-related bills due to the importance of these services[3].
- BlocPower in addition to targeting a 1.2x DSCR for the portfolio

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[3] https://www.washingtonlawhelp.org/resource/prioritizing-debt-which-bills-do-i-pay-first

○ The Company will hold at least 6 months of debt service in Cash or Cash Equivalents

The Company performance year to date for expenses has been on track with current projections.

Liquidity and Capital Resources

The Company currently has $815,633 in Cash and Cash Equivalents ("Cash") as of April 29, 2022.[4] This Cash is available to fund projects alongside the debt raised in this Offering, manage any timing mismatch of cash flows from customer leases vs. debt service payments, maintain reserves, among other uses. The Company expects to be able to handle any temporary differences in the underlying lease payments and debt service. The Company has maintained, as committed to, a minimum of six months debt service in cash or cash equivalents in its operating accounts.

The proceeds of the raise that is closing on April 30, 2022 are not required for the viability of the Company, but are instrumental in its growth.

Through its parent, the Company has indirect access to a $500,000 line of credit to be used as required, including for construction of projects to be purchased by the Company. Should additional liquidity be needed by the Company, the parent entity is incentivized to support its investment through further contribution of funds, however it is under no obligation to do so. Besides the current Cash, line of credit, lease payments from the projects[5], capital contributions from the parent and the crowd-funded debt, there are no other capital resources for the Company at this time.

The Company is generating revenue through lease payments from ten projects as of April 29, 2022 and shortly plans to have additional revenue from projects soon to operate and generate cash flow. The Company has sufficient funds incoming within the next 2-3 months, in event of revenue delays. Due to the low cost structure of the Company and the management agreement with the parent company to cover all staffing costs, project lease payments that have just started to come in and are expected to ramp up to full operating leases by end of 2022, will enable the Company to operate through the maturity of the notes and beyond.

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[4] The Company considers Cash as monies generally in commercial bank accounts and Cash Equivalents as investments with an original maturity of less than 90 days that are very liquid.
[5] Projects both directly owned and operated in BPES3 and projects in sister-entities in which BPES3 has invested equity

Risk Factors

Company Risks

Customer Repayment Risk

There is a risk that the customers fail to make payments to the Company and default under the leases. Although the Company has the right to remove equipment from a building upon a customer's default under the lease, some of the equipment is difficult to remove and still retains residual value (i.e. insulation) which results in limited or no cash recoupment from the equipment which proceeds would be used to pay the Investors. Also, given the importance of heat pumps, the Company may not want to remove them from the property. This could impact accounts receivable and the cash available to repay Investors.

The Company asset size and project numbers will be small initially, at least for the near term future, and thus carry a lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its financing obligations.

Project delay risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, inability to access building properties, especially as a result of the COVID-19 pandemic. The Company could then experience delays in their ability to meet targeted commercial operation dates and monthly lease payments from building customers. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

Limited operating history

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in January 2021, has just begun to generate revenue. The revenue-generating customer lease payments for funds raised have yet to be deployed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development; however, the Company will benefit from its parent's, BlocPower, eight years of operational history and know-how. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This would be especially devastating as we are regionally concentrated in New York. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, including an inland marine insurance policy during the construction period, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state, and local laws, which cannot be predicted.

The Company greatly benefits and expects to continue to benefit from federal/state/local incentives that serve to significantly reduce the costs to construct and run projects. While the initial set of projects coming out of this raise should not be impacted given how quickly they will be implemented, changes to incentives could impact the overall sector growth and BlocPower's business.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. The Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, third party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Reliance on Contractors

We depend on energy efficiency and renewable energy contractors and subcontractors to assess and install energy efficiency solutions, and maintain performance in certain cases over the life of the contract, typically a 15 year period. Our ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or more subcontractors.

Project Uncertainty

While the Company has identified projects to finance, the Company has discretion to make changes to this list and can add additional projects if the maximum amount is raised. While the Company has a well developed Underwriting process and intends to select similar projects in building customer profiles as the projects listed, there is a risk that these projects may have unforeseen issues that will negatively impact the lease payments.

There is a risk that the Company won't be able to identify alternative projects to include due to competition or other reasons, and the total revenues from lease payments will be reduced which may impact the company's ability to pay its debt obligations. The Company has the right to add new lines of business and new projects in the future. The risks associated with those are unknown, and could result in negative impact to the ability of the Company to pay its debts. The Company focuses on projects for single family homes which may take additional customer assistance in order to move to contract, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+) outside the state of New York, which is where BlocPower has deeper contractor relationships.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into other project companies is unsecured and subordinate to all other debt obligations of BlocPower LLC. This increases the risk that those loans would not get repaid.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to collect lease payments and the Company's ability to find quality projects should the Company need to substitute projects in the future.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis. Contractors and access to building premises could experience delays or additional unexpected expenses. Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their lease payments which in turn would impact the Company's ability to meet its debt obligations. Property owners in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make financing payments.

Some site visits do continue. While BlocPower has developed a COVID-19 protocol and methodology to keep employees, contractors, community members, and building residents safe during the onsite assessment and installation phase of clean energy projects, there are no guarantees that the Company's efforts will be successful.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Asset Liability Cash Flow Mismatch

The lease payments may not exactly match the Company's obligations under the Notes thus leaving the Company without the cash flow to pay Note obligations. The projects also are relying on money back from incentives to maximize projects developed and there is always a risk that there is a delay in receiving the incentives back in a timely manner. The Company must ensure they manage the potential for cash flow mismatch by maintaining cash reserves and debt service coverage.

Energy Market Risk

The energy efficient industry is an emerging market that is constantly evolving and may not develop to the size or at the rate we expect. It may take several years to fully develop and mature, and we cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the market and the success of our service offerings depend on many factors beyond our control, including recognition and acceptance of the energy efficient upgrades by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide cost-effective service offerings. If the market is not widely accepted, it may affect our ability to receive funding. If there were declining macroeconomic conditions (i.e. job markets and residential real estate markets), this could impact customer's financial viability and credit to enter into long-term contracts, even if such contracts would generate immediate and long-term savings.

Unsecured Fixed Income Note Risk

Limited Upside Potential

With fixed income securities (such as the Notes), there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into projects owned and operated in other subsidiary companies, or direct equity investments into BlocPower LLC subsidiaries are unsecured and will be subordinate to all other debt obligations of BlocPower LLC and/or the subsidiary. The Company can invest up to 40% of cash raised from Noteholders in this manner. While the Parent Company has the option to cover any shortfalls if needed, these investments being unsecured and subordinated increase the risk that Noteholders will not get paid in a timely manner, or may lose their investment. For investments that take an equity position, there is no obligation of the BlocPower Project Cos to pay dividends up to pay their equity investors and must pay all other obligations of that company first, thus further increasing the risk that cash will not be repaid to the Company.

Valuation Risk

While the Company believes that the interest rate on the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

Call (Prepayment) risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Note Holders their remaining principal investment back plus any interest that is accrued up to the call date; in return for this option, the Company has also promised to pay Noteholders a penalty for prepaying early. See the Optional Prepayment section. However, when you go to reinvest your money, current interest rates may be lower, and if so your new investment would carry a lower interest rate which may not be compensated fully by the extra cash you get from the prepayment penalty.

Limitations on recourse

There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Raise Green Compensation

The securities issued as compensation to Raise Green are issued outside of the offering and as a result, increases the Company's leverage.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment In Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Appendix 1 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (see Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 2

Financial Statements and Certification Balance Sheet

	Account	End of Fiscal Year 2021
Assets		
Current Assets		
	Cash and Cash Equivalents	
	ES3 Money Market Checking	30,502.78
	ES3-Main Operating Checking	142,794.61
	Total Cash and Cash Equivalents	173,297.39
	Accounts Receivable	398,960.54
	Due from BlocPower ES1	935.18
	Due from BlocPower ES2	32,250.00
	Due from BlocPower LLC	555,504.10
Total Current Assets		1,160,947.21
Long Term Assets		
	Construction In Process	426,569.10
	Project Asset	288,139.95
Total Long Term Assets		714,709.05
Total Assets		1,875,656.26
Liabilities and Equity		
Liabilities		
	Current Liabilities	
	Accounts Payable	10,378.85
	Due to BlocPower LLC	224,645.55
	Retainage Payable	61,500.00
	Sales Tax Payable	840.99

	Total Current Liabilities	297,365.39
	Long Term Liabilities	
	Deferred Revenue	395,336.44
	Green Note - Crowdfunding	947,007.50
	Note - Merck Family Fund	100,000.00
	Total Long Term Liabilities	1,442,343.94
Total Liabilities		1,739,709.33
Equity		
	Current Year Earnings	8,197.98
	Owners Contribution	20,000.00
	Project Sponsor Equity	107,748.95
Total Equity		135,946.93
Total Liabilities and Equity		1,875,656.26

Income Statement

Account	2021 Fiscal Year
Income	
Other Revenue	0.70
Sales	14,320.27
Total Income	14,320.97
Gross Profit	14,320.97
Operating Expenses	
Bank Service Charges	365.63
Legal Expenses	5,215.00
Operation and Maintenance	394.00
Sales Tax Expense	18.91
Stripe-Credit Card Fee	129.45
Total Operating Expenses	6,122.99
Operating Income	8,197.98
Net Income	8,197.98

Cash Flow Statement

Account	Dec 2021	Nov 2021	Oct 2021	Sep 2021	Aug 2021	Jul 2021	Jun 2021	May 2021	Apr 2021	Mar 2021	Feb 2021	Jan 2021
Operating Activities												
Receipts from customers	51,922.34	2,858.72	3,452.02	730.91	832.53	727.16	1,455.12	0.00	0.00	0.00	347.06	0.00
Payments to suppliers and employees	(34.16)	(55.18)	(87.57)	(143.03)	(110.47)	(21.88)	(42.79)	0.00	0.00	0.00	0.00	0.00
Cash receipts from other operating activities	(74.91)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Cash Flows from Operating Activities	51,813.27	2,803.54	3,364.45	587.88	722.06	705.28	1,412.33	0.00	0.00	0.00	347.06	0.00
Investing Activities												
Other cash items from investing activities	(77,718.00)	(18,960.56)	(350,974.72)	(81,546.80)	(377,273.50)	(147,311.57)	(23,686.92)	(64,464.00)	(45,868.56)	(16,160.00)	(9,292.70)	(87,691.00)
Net Cash Flows from Investing Activities	(77,718.00)	(18,960.56)	(350,974.72)	(81,546.80)	(377,273.50)	(147,311.57)	(23,686.92)	(64,464.00)	(45,868.56)	(16,160.00)	(9,292.70)	(87,691.00)
Financing Activities												
Other cash items from financing activities	100,000.00	68,230.56	3,094.00	(21,495.00)	202,092.00	(232,810.33)	23,686.92	1,011,026.50	45,868.56	16,160.00	108,945.64	87,691.00
Net Cash Flows from Financing Activities	100,000.00	68,230.56	3,094.00	(21,495.00)	202,092.00	(232,810.33)	23,686.92	1,011,026.50	45,868.56	16,160.00	108,945.64	87,691.00
Net Cash Flows	74,095.27	52,073.54	(344,516.27)	(102,453.92)	(174,459.44)	(379,416.62)	1,412.33	946,562.50	0.00	0.00	100,000.00	0.00
Cash and Cash Equivalents												
Cash and cash equivalents at beginning of period	99,202.12	47,128.58	391,644.85	494,098.77	668,558.21	1,047,974.83	1,046,562.50	100,000.00	100,000.00	100,000.00	0.00	0.00
Net cash flows	74,095.27	52,073.54	(344,516.27)	(102,453.92)	(174,459.44)	(379,416.62)	1,412.33	946,562.50	0.00	0.00	100,000.00	0.00
Cash and cash equivalents at end of period	173,297.39	99,202.12	47,128.58	391,644.85	494,098.77	668,558.21	1,047,974.83	1,046,562.50	100,000.00	100,000.00	100,000.00	0.00
Net change in cash for period	74,095.27	52,073.54	(344,516.27)	(102,453.92)	(174,459.44)	(379,416.62)	1,412.33	946,562.50	0.00	0.00	100,000.00	0.00

Certification of Financial Statements

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Cullen Kasunic, as Manager of BlocPower Energy Services 3, LLC, certify that the financial statements of BlocPower Energy Services 3, LLC included in this Form C-AR are true and complete in all material respects.

DocuSigned by:

Cullen Kasunic

FFDC860BC6994E5...

_____

Cullen Kasunic


Manager, Chief Financial Officer

BlocPower Energy Services 3, LLC


** Intentional misstatements or omissions of facts constitute Federal criminal violations. See 18 U.S.C. 1001.